CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$14,857,000	$583.88

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $319,506.84 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770 filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $583.88 offset against the registration fee due for this offering and of which $318,922.96 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1346 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 3-II dated February 13, 2006	Registration Statement No. 333-130051 Dated June 19, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $14,857,000 Floating Rate Notes Linked to the Consumer Price Index due June 24, 2013

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 24, 2013.
  Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year-over-year change in the Consumer Price Index (“CPI”), as described below, multiplied by 1.45, which we refer to as the multiplier.
  The notes are designed for investors who seek monthly interest payments linked to the year-over-year change in the Consumer Price Index over the term of the notes multiplied by 1.45, and full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 3-II, will supersede the terms set forth in product supplement no. 3-II.
  The notes priced on June 19, 2008 and are expected to settle on or about June 24, 2008.

Key Terms

Maturity Date:	June 24, 2013
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (the actual number of days in the Interest Period/365)

Interest Rate:

A rate per annum equal to the year-over-year change in the CPI on each applicable Determination Date multiplied by 1.45. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

CPI Rate:	For any Interest Period, the year-over-year change in the CPI will be calculated as follows:
CPIt - CPIt-12 CPIt-12

where: CPIt is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
CPIt-12 is the CPI level for the twelfth month prior to the applicable reference month.

CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Dates:

Two business days immediately prior to the beginning of the applicable Interest Period. For example, June 20, 2008 is the Determination Date of the CPI Rate with respect to interest due and payable on July 24, 2008. On the June 20, 2008 Determination Date, interest will be based on changes between the CPI in April 2008 and April 2007.

Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest, if any, will be payable monthly in arrears on the 24th calendar day of each month (each such date, an “Interest Payment Date”), commencing July 24, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48123M4W9

Investing in the Floating Rate Notes involves risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 3-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus, and product supplement no. 3-II. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$13.85	$986.15

Total	$14,857,000	$205,769.45	$14,651,230.55

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.85 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $6.92 per $1,000 principal amount note. See “Underwriting” beginning on page PS-14 of the accompanying product supplement no. 3-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 19, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-II dated February 13, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated May 27, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including the term sheet related hereto dated May 21, 2008, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website)

  Product supplement no. 3-II dated February 13, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000359/e23373_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

(1) the following sentence will replace the last sentence of the fifth paragraph under “Description of Notes — Interest” in the accompanying product supplement no. 3-II:

“If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, provided that any interest payable on such payment date, as postponed, will accrue to but excluding such payment date, as postponed, and the next Interest Period, if applicable, will commence on such payment date, as postponed.”

(2) the following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 3-II:

“In such case, interest will be calculated on the basis of a 365-day year and the actual number of days in such adjusted Interest Period and will be based on the CPI Rate on the Determination Date immediately preceding such adjusted Interest Period.”

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 24th calendar day of each month (each such date, an “Interest Payment Date”), commencing July 24, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. The monthly interest payments are affected by, and contingent upon, the year-over-year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.
  INFLATION PROTECTION — The return on the notes is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, multiplied by 1.45.
  TAX TREATMENT — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments.” Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-II dated February 13, 2006.

  RETURN ON THE NOTES COULD EQUAL ZERO — You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year-over-year change in the CPI, multiplied by 1.45, subject to the minimum Interest Rate of 0.00%. Therefore, in the event of a year-over-year decrease in the CPI (or no change in the CPI), such as in periods of deflation, you will not receive an interest payment for the applicable Interest Period.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate multiplied by 1.45, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the CPI;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    fluctuations in the prices of various consumer goods and energy resources;
    inflation and expectations concerning inflation;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes – The Consumer Price Index” in the accompanying product supplement no. 3-II.

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2001 to April 2008. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from April 2002 to July 2008 that would have resulted from the historical levels of the CPI presented below, based on the multiplier of 1.45. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets. The numbers appearing in the following table and example have been rounded for ease of analysis.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	PS-2

Hypothetical Interest Calculation

For example, if June 20, 2008 were a Determination Date, the hypothetical Interest Rate would be 5.71% per annum, resulting in a hypothetical $4.69 interest payment per $1,000 principal amount note for the hypothetical Interest Period from June 11, 2008 to July 11, 2008. This monthly interest payment is calculated as follows:

$1,000 x 5.71% x (30/365) = $4.69

The Interest Rate of 5.71% per annum is calculated by multiplying the CPI Rate multiplied by 1.45. The CPI Rate is calculated based on the percent change in the CPI for the one year period from April 2007 (206.686) to April 2008 (214.823) as follows:

CPI Rate =	214.823 – 206.686 206.686	= 3.94% per annum

Multiplying the CPI Rate of 3.94% by 1.45 results in the hypothetical Interest Rate applicable for that month of 5.71% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	PS-3